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                               UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Eecurities Exchange Act of 1934
                          (Amendment No. 7)*

             Network General Corporation, a Delaware corporation
                     ----------------------------------
                              (Name of Issuer)

                  Common Stock, Par Value $0.01 per share
                     ----------------------------------
                       (Title of Class of Securities)

                                641210 10 9
                     ----------------------------------
                              (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                              Page 1 of 5 Pages


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CUSIP No. 641210 10 9                  13G                Page  2  of  5  Pages
          -----------                                          ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Leonard J. Shustek
     ###-##-####
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
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 (3) SEC Use Only

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 (4) Citizenship or Place of Organization

-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                  1,984,228
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                  1,984,228
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,984,228(1)
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     4.16%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 2 of 5 Pages

-------------------
(1) Includes 372,000 shares as to which the reporting person disclaims beneficial ownership.

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                                                          Page  3  of  5  Pages

ITEM 1(A).  NAME OF ISSUER
            Network General Corporation, a Delaware corporation
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ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
            4200 Bohannon Drive, Menlo Park, California 94025
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ITEM 2(A).  NAME OF PERSON(S) FILING
            Leonard J. Shustek
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ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
            c/o Network General Corporation
            4200 Bohannon Drive, Menlo Park, California 94025
-------------------------------------------------------------------------------


ITEM 2(C).  CITIZENSHIP
            USA
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ITEM 2(D).  TITLE OF CLASS OF SECURITIES
            Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------


ITEM 2(E).  CUSIP NUMBER
            641210 10 9
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ITEM 3.  STATUS OF PERSON FILING

         Not Applicable.

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                                                          Page 4 of 5 Pages
ITEM 4.  OWNERSHIP

As of December 31, 1996, Dr. Shustek owned 1,984,228(2) shares of Common Stock of Network General Corporation ("NGC"), which is approximately 4.16%(3) of the outstanding shares of Common Stock of NGC. Dr. Shustek has sole power to vote and dispose of these shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. /X/


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
         Not applicable.
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ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
         THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
         Not applicable.
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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
         Not applicable.
-------------------------------------------------------------------------------


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
         Not applicable.
-------------------------------------------------------------------------------


ITEM 10. CERTIFICATION
         Not applicable.
-------------------------------------------------------------------------------




-------------------
(2) Includes: 1,612,228 shares owned by Dr. Shustek individually; 166,000 shares held by Dr. Shustek as Trustee of the Jessica Lynn Saal Trust; and 206,000 shares held by Dr. Shustek as Trustee of the Nathaniel Mark Saal 1990 Trust. Jessica and Nathaniel Saal are children of Harry J. Saal, director of NGC. Dr. Shustek disclaims beneficial ownership of the shares held by him as Trustee.

(3) Based on the 47,643,189 shares reported outstanding in NGC's report on Form 10-Q for the quarter ended December 31, 1996.

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                                                          Page 5 of 5 Pages

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 1997
      -----------------


                                       Leonard J. Shustek

                                       /s/ Leonard J. Shustek
                                       ----------------------------------------